CCFNB Bancorp, Inc.
232 East Street
Bloomsburg, Pennsylvania 17815
February 4, 2010
VIA EDGAR and Facsimile
Ms. Lindsay Bryan
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549
Mail Stop 4720

Re:	CCFNB Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
      (Filed March 27, 2009)
Form 10-Q for the Fiscal Year Ended March 31, 2009
     (Filed May 13, 2009)
Form 10-Q for the Fiscal Year Ended June 30, 2009
     (Filed August 11, 2009)
Form 10-Q for the Fiscal Year Ended September 30, 2009
     (Filed November 12, 2009)
File No. 0-19028
Dear Ms. Bryan:
          We are responding to your letter, dated January 25, 2010 relating to the filings referenced above of CCFNB Bancorp, Inc. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.
Form 10-Q for the quarterly period ended September 30, 2009
Note 1. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 10
1.	We note your proposed disclosures in accordance to ACS 320-10-65 (FSP FAS 115-2 and FAS 124-2) included in your response to comment 2 of our letter dated December 28, 2009. In an effort to further enhance the disclosures surrounding your securities portfolio, please consider providing further segregated disclosures surrounding your marketable equity securities (e.g., by business sector, industry, company size, geographic concentration and other economic characteristics of the securities).
In future annual and interim filings the Company will enhance the security portfolio disclosure by providing further segregated disclosures about the marketable equity security portfolio. In addition to the business sector and industry identification, we will segregate our disclosure by a range of company sizes as well as geographic concentrations.
Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 23
2.	We note from your response to comments 2 and 5 of our letter dated December 28, 2009 that you had gross unrealized losses of $696,000 on your marketable equity securities portfolio at September 30, 2009 and that you utilize a third party to perform your quarterly impairment analysis for these securities. Please address the following and revise future filings, beginning with your December 31, 2009 Form 10-K, accordingly:
•	Provide us with the total number of securities in your equity securities portfolio and the total number of securities in an unrealized loss position;

•	Tell us whether there are a few individual securities that make up a significant portion of your gross unrealized losses. If true, please consider enhancing your disclosure to focus on these specific securities. For example, consider disclosing a list of these individual securities that are in significant unrealized loss position quantifying the cost bases, the fair value, the gross unrealized loss and the length of time that the security has been in an unrealized loss position;
Bullets 1 & 2- The Company’s marketable equity securities represent common stock positions in fifty-three financial institutions consisting primarily of community banks. As of September 30, 2009, forty of the equity security positions were in an unrealized loss position. Of the equity securities in a loss position, ten securities carry unrealized losses in excess of thirty thousand dollars or greater than 10% for over twelve consecutive months. These ten securities equate to approximately sixty-three percent of the unrealized loss as of September 30, 2009. The following table summarizes the investment securities with unrealized losses at September 30, 2009 and December 31, 2008 by aggregating major types of time in a continuous unrealized loss position:

	September 30, 2009
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In Thousands)	Value	Losses	Value	Losses	Value	Losses
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$2,446	$16	$72	$1	$2,518	$17
Other	2,988	11	—	—	2,988	11
Obligations of state and political subdivisions	—	—	—	—	—	—

Total debt securities	5,434	27	72	1	5,506	28
Equity securities	1,476	673	31	23	1,507	696

Total	$6,910	$700	$103	$24	$7,013	$724

	December 31, 2008
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In Thousands)	Value	Losses	Value	Losses	Value	Losses
Obligations of U.S. Government Corporations and Agencies:
Mortgage-backed	$12,894	$114	$1,481	$5	$14,375	$119
Other	—	—	0	0	—	—
Obligations of state and political subdivisions	1,004	17	—	—	1,004	17

Total debt securities	13,898	131	1,481	5	15,379	136
Equity securities	1,327	304	617	99	1,944	403

Total	$15,225	$435	$2,098	$104	$17,323	$539

Below is a detailed list of the ten equity securities with unrealized losses in excess of $30 thousand or a loss greater than ten percent for over twelve consecutive months as of September 30, 2009:

	September 30, 2009
	Amorized	Estimated	Unrealized	Percentage
Issuer	Cost	Fair Value	Loss	Decline	Other

A	$204,632	$71,735	$(132,897)	-64.94%	Unrealized loss greater than 10% for less than 9 consecutive months
B	$75,808	$31,766	$(44,042)	-58.10%	Unrealized loss greater than 10% for less than 9 consecutive months
C	$65,614	$28,400	$(37,214)	-56.72%	Unrealized loss greater than 10% for less than 9 consecutive months
D	$66,780	$33,600	$(33,180)	-49.69%	Unrealized loss greater than 10% for less than 12 consecutive months
E	$64,350	$33,120	$(31,230)	-48.53%	Unrealized loss greater than 10% for less than 12 consecutive months
F	$86,213	$53,465	$(32,748)	-37.98%	Unrealized loss greater than 10% for less than 12 consecutive months
G	$89,900	$57,100	$(32,800)	-36.48%	Unrealized loss greater than 10% for less than 12 consecutive months
H	$153,036	$113,412	$(39,624)	-25.89%	Unrealized loss greater than 10% for less than 12 consecutive months
I	$130,640	$97,180	$(33,460)	-25.61%	Unrealized loss greater than 10% for less than 12 consecutive months
J	$54,274	$31,059	$(23,215)	-42.77%	Unrealized loss greater than 10% greater than 12 consecutive months
•	For those individual equity securities that have been in an unrealized loss position for greater than twelve months, please provide a description of the specific evidence considered when concluding that these securities were not credit impaired and would recover their value and the time horizon over which your predicted that they would recover for purposes of asserting that you had the intent and ability to hold them until recovery;

•	Tell us how the performance of each equity security fared during the period subsequent to December 31, 2008 through the date of your response. Specifically explain how this performance compared to your December 31, 2008 projection of recovery for these securities, and explain how you updated your expectations of near-term recovery in the interim periods based on that information; and
Bullets 3 & 4- In early October 2009, the then most recent available financials of issuer J(as of June 30, 2009), the only holding that had been in an unrealized loss position for greater than twelve months as of September 30, 2009, did not appear out of line with those of the industry. Capital adequacy was not in question. Although non-performing assets had increased as the recession progressed, there seemed to be no reason to believe that existing credit deterioration would prevent a market value recovery to our cost within a reasonable period. For that reason, no impairment charge was taken. Then on November 11, 2009, issuer Js financials for the quarter ending September 30, 2009 were released. Issuer J reported a loss for the quarter in excess of $28,000,000. During the fourth quarter the holding was sold and the loss realized.
•	Tell us how you considered any other subsequent events in making your determination that these equity securities were not other than temporarily impaired.
Following the quarterly evaluation, the Company and/or our consultant continued to monitor financials, press releases, and stock prices on a regular basis. As evidence of more problems became available for individual holdings, we reconsidered the likelihood of recovery in value in a reasonable period of time based on the newly available information. When appropriate, after considering all of the facts, impairment was recorded or the security was sold.
          We may have further comment based on your response.
3.	We note that the Company recognized impairment of $437,000 on its equity securities portfolio in 2008 and an additional $71,000 in the nine-months ended September 30, 2009. Please explain the difference in the securities for which impairment was recognized compared to those for which no impairment was recognized.
In the Company’s impairment analysis we looked at the levels of non-performing assets and loan loss reserves as well as the adequacy of capital. Impairment was recognized in the case of several securities in which we believed that a sufficient amount of credit damage had occurred relative to the issuers capital position to render the investments unlikely to recover in per share value to our cost in a reasonable period of time. We did not record an impairment charge in those companies that were being held at a loss in those cases where we believed that the credit damage was not so severe as to keep the value of the holdings from moving to our cost basis during a market recovery or in a reasonable period of time.

4.	We note your response to comment 5 of our letter dated December 28, 2009 states that the Company’s impairment policy identifies potential impaired securities as those who have been in a continuous loss position of at least ten percent for a period of greater than twelve months. Please tell us, and expand your disclosures in future filings to include, your impairment analysis process for those securities with unrealized losses that do not meet this threshold.
On a quarterly basis, all equity securities in a loss position, including those below our threshold, are evaluated for potential impairment utilizing the process described in our response to your letter dated December 28, 2009. In future filings the Company will expand our disclosure to recognize our impairment analysis process for equity securities with unrealized loss positions below our policy threshold.
Exhibits 31.1 and 31.2
5.	We note from your response to comment 6 of our letter dated December 28, 2009 that your proposed certifications contain modifications from the exact format of the certification as set forth in Item 601 (b)(31) of Regulation S-K. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, specifically the language in paragraph 4(d) that states” .. the registrants most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report)”.
The Company recognizes the omission of the above noted phrase from our certifications included in our response to your letter dated December 28, 2009. The certifications the Company will file as Exhibits 31.1 or 31.2 in future filings will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K.
Please acknowledge receipt by electronic confirmation.
If you have any questions or further comments with respect to these matters, please contact the undersigned at (570) 387-7125 or fax (570) 416-0475.
Very truly yours,
CCFNB Bancorp, Inc.
/s/ Jeffrey T. Arnold
Jeffrey T. Arnold, CPA, CIA
Chief Financial Officer